Exhibit 99.1

Draganfly CEO Cameron Chell to Appear on Fox Business’ Making Money with Charles Payne to Discuss Iran Conflict and the Strategic Role of Drone Warfare

New York, NY – April 10, 2026– Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced that its Chief Executive Officer, Cameron Chell, is scheduled to appear on Fox Business’ Making Money with Charles Payne on Friday, April 10, 2026 during the 2:00 p.m. ET hour.

Mr. Chell has been invited to provide expert commentary on the Iran conflict and the rapidly evolving role of drone technology in modern warfare, reinforcing Draganfly’s position as a recognized global authority on unmanned systems and next-generation defense innovation.

Mr. Chell’s upcoming appearance on one of America’s most-watched news programs highlights the increasing demand for informed, real-time expertise on drone warfare and its geopolitical implications.

During the segment, Mr. Chell is expected to address:

●	How drones are reshaping the geopolitical and global defense landscape
●	The strategic implications of drone warfare on U.S. military doctrine and deterrence
●	The importance of scalable, rapidly deployable drone technologies

“Drone warfare is no longer theoretical, it is actively reshaping modern conflict and politics,” said Cameron Chell, Chief Executive Officer of Draganfly. “What we are seeing in the Iran theater highlights the urgent need for scalable, cost-effective, and adaptable unmanned systems that can meet evolving threats.”

As modern conflicts increasingly rely on unmanned systems, drone technologies are becoming central to U.S. and allied defense strategies. Key themes expected to be discussed include:

●	Drones as force multipliers across reconnaissance, logistics, and tactical operations
●	The importance of domestic manufacturing and secure supply chains
●	The speed and scale of innovation as a defining factor in future conflict outcomes

Draganfly believes its platform is well-positioned to support these evolving requirements with proven, mission-ready technologies.

Against the backdrop of increasing global defense spending and the accelerated adoption of unmanned systems, companies operating at the intersection of autonomy, ISR, and tactical drone deployment are experiencing heightened strategic relevance. Draganfly believes its long-standing operating history, established government relationships, and strong balance sheet position the Company to participate meaningfully in these expanding market opportunities.

“Being invited to contribute to this national conversation reflects both the urgency and importance of drone innovation in today’s security environment,” added Mr. Chell. “Draganfly is focused on delivering mission-critical technologies that align with the needs of modern defense and public safety organizations.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contacts

Erika Racicot

Email: media@draganfly.com

Alvina Alston

Email: Alvina@MoreMediaHits.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Cameron Chell’s appearance on Fox Business Making Money, as well as statements that Draganfly is a recognized global authority on unmanned systems and next-generation defense innovation and that Draganfly’s platform is well-positioned to support evolving conflict requirements with proven, mission-ready technologies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.